                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 12)



                             VendingData Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   92261Q 10 3
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


           Stacie L. Brown, 6830 Spencer Street, Las Vegas, NV 89119,
                             Telephone 702-733-7195
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 31, 2002
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             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240-13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D


CUSIP NO. 92261Q 10 3                                          PAGE 2 OF 4 PAGES


   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    James E. Crabbe; James E. Crabbe Revocable Trust
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)

                    Personal Funds
--------- ----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Nevada
--------- ----------------------------------------------------------------------
      NUMBER OF           7     SOLE VOTING POWER
       SHARES                   40,701,081 shares
    BENEFICIALLY          ------------------------------------------------------
      OWNED BY            8     SHARED VOTING POWER
         EACH                   0 shares
      REPORTING           ------------------------------------------------------
        PERSON            9     SOLE DISPOSITIVE POWER
         WITH                   35,838,838 shares
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                0 shares
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    40,701,081 shares
--------- ----------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    79.65%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

                    IN; OO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 12 to Schedule 13D (this "Amendment") amends the
Schedule 13D dated June 7, 1999, the Amendment No. 1 dated August 25, 1999, the Amendment No. 2 dated May 30, 2000, the Amendment No. 3 dated July 14, 2000, the Amendment No. 4 dated September 29, 2000, the Amendment No. 5 dated October 9, 2000, the Amendment No. 6 dated January 1, 2001, the Amendment No. 7 dated February 1, 2001, the Amendment No. 8 dated August 13, 2001, the Amendment No. 9 dated October 5, 2001, the Amendment No. 10 dated January 1, 2002, and the Amendment No. 11 dated August 26, 2002 (together, the "Schedule 13D") with respect to the beneficial ownership by the James E. Crabbe Revocable Trust (the "Trust") and James E. Crabbe, an individual and trustee of the Trust, of the common stock, $.001 par value ("Common Stock"), of VendingData Corporation, a Nevada Corporation (the "Company"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the
Schedule 13D, as amended.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         See response to Item 4, "Purpose of Transaction."

ITEM 4. PURPOSE OF TRANSACTION

         The filing of this Amendment No. 12 to Schedule 13D is a result of the Trust and the Company entering into a December 31, 2002 Subscription Agreement (the "Subscription") pursuant to which the Company issued to the Trust a 9.5% Convertible Note dated December 31, 2002 (the "Note") in the amount of Three Million Nine Hundred Forty-Nine Thousand Nine Hundred Ninety-Six and 05/100 Dollars ($3,949,996.05), which the Trust may elect to convert into Eleven Million Two Hundred Eighty-Five Thousand Seven Hundred Three (11,285,703) shares of Common Stock at a conversion price of $0.35 per share. In connection with the Subscription and the Note, the Company also issued to the Trust a Warrant to Purchase Shares of Common Stock for Nine Hundred Eighty-Seven Thousand Five Hundred (987,500) shares of Common Stock (the "Warrant"). The Trust may elect to exercise the Warrant at a price of $0.35 per share. Mr. Crabbe and the Trust have purchased these shares for investment purposes from personal funds. Mr. Crabbe and the Trust do not have any present plans or proposals with respect to the Common Stock. The Note cancelled and replaced various short-term non-convertible notes that the Company had previously issued to the Trust.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

         a-b. AGGREGATE BENEFICIAL OWNERSHIP.

                                              PRESENTLY OWNED       PERCENTAGE
                                              ----------------------------------
             Sole Voting Power                    40,701,081           79.65%
             Shared Voting Power                           0            0.00%
             Sole Dispositive Power               35,838,838           70.13%
             Shared Dispositive Power                      0            0.00%
                                              ----------------------------------
             Total Beneficial Ownership           40,701,081           79.65%

         The sole voting power of Mr. Crabbe consists of 97,116 shares of the Company's common stock held by the Richard S. Huson GST Exempt Trust U/T/A dated 9/4/98 (for which the voting power was transferred to Mr. Crabbe pursuant to the Durable Power of Attorney dated November 12, 1999), 1,545,339 shares held by the Richard S. Huson Marital Trust U/T/A dated 9/4/98 (for which the voting power was transferred to Mr. Crabbe pursuant to the Durable Power of Attorney dated October 9, 2000), 3,219,788 shares held by Yvonne M. Huson, individually (for which the voting power is held by Mr. Crabbe pursuant to the Durable Power of Attorney dated October 9, 2000) and 35,838,838 shares over which Mr. Crabbe possesses the sole dispositive power.

         The sole dispositive power of Mr. Crabbe consists of 22,870,328 shares of the Company's common stock issued directly to Mr. Crabbe, 11,728,010 shares issuable to the Trust upon the conversion of certain convertible notes, 1,237,500 shares issuable to the Trust upon the exercise of certain warrants and 3,000 shares issuable to Mr. Crabbe upon exercise of options granted pursuant to the Company's 1999 Directors' Stock Option Plan.

         The percentages reflect the percentage share ownership with respect to 38,129,072 shares, the number of shares of the Company's common stock outstanding as of December 31, 2002.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       JAMES E. CRABBE,
                                          an individual


Dated: December 31, 2002               By: /s/ Stacie L. Brown
                                           -------------------------------------
                                           Stacie L. Brown, Attorney-in-Fact for
                                           James E. Crabbe, an individual

                                       JAMES E. CRABBE REVOCABLE TRUST


Dated: December 31, 2002               By: /s/ Stacie L. Brown
                                           -------------------------------------
                                           Stacie L. Brown, Attorney-in-Fact for
                                           James E. Crabbe, Trustee for the
                                           James E. Crabbe Revocable Trust



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